MM
KARTON AG

Mayr Melnhof Karton AG

REPORT FOR THE 1ST QUARTER OF 2007

Growth in earnings and volume continued

Strong order intake and high capacity utilization

Rise in raw material costs necessitates price increases

Positive outlook

MAYR-MELNHOF GROUP KEY INDICATORS

(in accordance with IFRS, unaudited)

	1st Quarter		
(consolidated, in millions of EUR)	Jan. 1 - Mar. 31, 2007	Jan. 1 - Mar. 31, 2006	+/-
Sales	421.3	377.0	+11.8 %
EBITDA	63.7	59.8	+6.5 %
EBITDA margin (%)	15.1 %	15.9 %	
Operating profit	42.2	40.1	+5.2 %
Operating margin (%)	10.0 %	10.6 %	
Profit before tax	43.2	40.4	+6.9 %
Income tax expense	(14.2)	(13.0)	
Profit for the period	29.0	27.4	+5.8 %
Net profit margin (%)	6.9 %	7.3 %	
Basic and diluted earnings per share (in EUR)	2.58	2.44	
Cash earnings	51.1	47.9	+6.7 %
Cash earnings margin (%)	12.1 %	12.7 %	
Capital expenditures	21.3	23.7	-10.1 %
Depreciation and amortization	21.5	20.0	+7.5 %

	Balance sheet date	
	Mar. 31, 2007	Dec. 31, 2006
Total equity (in millions of EUR)	885.2	856.7
Total assets (in millions of EUR)	1,518.3	1,496.0
Total equity to total assets (%)	58.3 %	57.3 %
Net debt (in millions of EUR)	(151.5)	(149.9)
Enterprise value (in millions of EUR)	1,869.5	1,592.0
Employees	8,213	7,969

GROUP REPORT

DEAR SHAREHOLDERS,

As indicated your Company could successfully capitalize on the economic tailwind also in the first quarter of 2007 and continued growth in earnings and volume. At EUR 29.0 million, the profit for the period exceeded the previous year's figure by 5.8 %.

MM Karton as well as MM Packaging registered a strong order intake and an increasing order book during the first three months of 2007. Considerable volume enhancement due to new business and high production performance were, however, accompanied by an upward price trend on the procurement markets in both segments. The significant price increase on the raw material markets so far could only be partially offset by higher sales prices. In particular recovered paper demonstrated a marked price surge since the beginning of the year due to strong demand resulting from economic conditions. Against this backdrop cartonboard will be sold at higher prices by mid-year.

According to economic forecasts the positive economic situation is expected to continue in Europe also throughout the coming months, whereby general price increase tendencies for industrial input factors will further intensify.

STATEMENT OF INCOME

Consolidated sales amounted to EUR 421.3 million and thus exceeded the previous year's figure by 11.8 % or EUR 44.3 million. This increase mainly resulted from a volume rise in both divisions, higher cartonboard prices and to about one quarter from the latest packaging acquisitions in Russia and Tunisia.

Operating profit was improved by 5.2 % to EUR 42.2 million. This increase is attributable to earnings growth in both cartonboard production and cartonboard processing. At 10.0 % the operating margin came in below the previous year's level (Q1 2006: 10.6 %) due to the latest increase in raw material costs, especially recovered paper, and start-up costs for full capacity utilization at the three new rotogravure plants.

Financial expenses amounted to EUR -2.2 million (Q1 2006: EUR -1.2 million), while financial income was at EUR 3.4 million (Q1 2006: EUR 1.9 million).

Profit before tax increased by 6.9 % to EUR 43.2 million (Q1 2006: EUR 40.4 million).

Income tax expense totaled EUR 14.2 million (Q1 2006: EUR 13.0 million) resulting in an effective Group tax rate of 32.9 % (Q1 2006: 32.2 %).

Hence, the Group generated during the first quarter of 2007 an improvement in the profit for the period from EUR 27.4 million to EUR 29.0 million. Earnings per share climbed from EUR 2.44 to EUR 2.58.

ASSETS, CAPITAL AND LIQUID FUNDS

Compared to year-end 2006, the Group's balance sheet total increased by EUR 22.3 million to EUR 1,518.3 million as of March 31, 2007. This growth mainly resulted from the profit for the period.

Financial liabilities amounted to EUR 215.6 million (December 31, 2006: EUR 217.0 million). At EUR 367.1 million total funds available to the Group, which comprise cash and financial assets, were almost unchanged compared to year-end 2006. They exceed financial liabilities by EUR 151.5 million (December 31, 2006: EUR 149.9 million).

Non-current assets decreased to EUR 735.5 million (December 31, 2006: EUR 750.5 million) mainly due to the regrouping of financial assets into money market instruments. Intangible assets amounted to EUR 53.5 million (December 31, 2006: EUR 53.8 million) of which EUR 50.1 million were accounted for goodwill like on December 31, 2006. Current assets were up EUR 37.3 million from EUR 745.5 million to EUR 782.8 million particularly as a result of increased business volume.

CASH FLOW DEVELOPMENT

At EUR 21.5 million cash flow from operating activities came in EUR 3.7 million below the previous year's level. This difference mainly results from a rise in working capital due to business expansion.

Cash flow from investing activities decreased from EUR -33.7 million to EUR -6.9 million. This reduction was chiefly attributable to the divestment of securities and less expenditures for investment activities and acquisitions.

Cash flow from financing activities amounted to EUR -1.2 million after EUR -4.0 million in the previous year's period.

OUTLOOK

In view of the sound demand situation and solid order intake we expect an undiminished high capacity utilization and volume development also for the summer months.

Due to the considerable rise in recovered paper prices since the beginning of this year cartonboard will be sold at higher prices by mid-year. From a current perspective there is still no relief at sight on recovered paper markets and price increase tendencies are expected to continue for industrial input factors.

Consequently, passing on this important increase in cartonboard costs will constitute the primary target of our cartonboard processing activities during the next months.

Due to high capacity utilization we expect a sound development in results also for the second quarter of 2007.

Our target remains to grow by intensified market penetration and acquisitions as well as by new production sites.

REPORT ON THE DIVISIONS

MAYR-MELNHOF KARTON

An overall positive picture characterized the market situation of MM Karton in the first quarter of 2007. In all regions sales growth of recycled fiber based cartonboard outperformed the development in virgin fiber based cartonboard. MM Karton successfully strengthened its position in Western and Eastern Europe, stabilized grounds in markets outside of Europe thus increasing its overall market share.

In line with the dynamic demand in the first quarter 2007 the average order backlog of MM Karton amounted to approximately 149,000 tons which is considerably above last year's figure (Q1 2006: 82,000 tons). Again, MM Karton succeeded in translating its strong order basis into new record levels in production and sales. The tonnage produced increased by 4.9 % to approximately 407,000 tons (Q1 2006: 388,000 tons) resulting in a capacity utilization of 96 % (Q1 2006: 94 %).

Cartonboard sales reached approximately 403,000 tons and surpassed last year's level (Q1 2006: 388,000 tons) by about 4 %. Approximately 85 % of this volume was sold in Europe and 15 % exported to non-European markets (Q1 2006: 80 %, 20 %).

Final implementation of last year's second cartonboard price increase constituted a prime focus in the ongoing business during the first three months of 2007. This was achieved but could not compensate the recent price increase of recovered paper during the first quarter of 2007. Another cartonboard price increase effective as of mid-year was announced.

The new orientation of our Bulgarian mill, MM Nikopol, towards production of technical cartonboard (plasterboard) proceeds according to schedule. Thus, our target of a continuous production in the second half of this year seems reachable.

The 7.7 % rise in sales from EUR 204.0 million to EUR 219.7 million mainly resulted from higher sales volume as well as realized price improvement. Operating profit reaching EUR 17.5 million increased however disproportionately by +2.3 % due to recent cost hikes. At 8.0 % the operating margin therefore came in below last year's level (Q1 2006: 8.4 %).

Divisional Indicators MM Karton (in accordance with IFRS, unaudited)

	1st Quarter		
(in millions of EUR)	2007	2006	+/-
Sales[1]	219.7	204.0	+7.7 %
Operating profit	17.5	17.1	+2.3 %
Operating margin (%)	8.0 %	8.4 %	
Tonnage produced (in thousands of tons)	407	388	+4.9 %

[1] including interdivisional sales

MAYR-MELNHOF PACKAGING

Against the backdrop of ongoing positive consumption dynamics in Western and Eastern Europe demand for folding cartons exhibited an unbroken dynamic development during the first months of 2007. MM Packaging continued to capitalize on the positive demand situation and registered an overall high plant utilization as well as significant growth in all of its sales areas (food, cigarettes, detergents, and confectionary).

Approximately 162,000 tons of cartonboard were processed in the first quarter of 2007, which is equivalent to an increase of about one quarter compared to the previous year's period (Q1 2006: 130,000 tons). This growth resulted from the latest acquisitions in Russia and Tunisia, the new rotogravure plants as well as from new business.

In line with strong demand our rotogravure capacities in the Ukraine and Turkey have been extended by adding a second printing line to each plant. In Tunisia the production base of our Joint-Venture TEC MMP was enlarged by a newly built site for microflute cartons which are predominantly used in detergent packaging.

Sales increased by 17.2 % or EUR 34.7 million to EUR 236.0 million, with the latest acquisitions accounting for approximately one third of this growth. Due to start up costs at the new rotogravure plants and higher cartonboard prices, which so far could only be partly compensated, the operating profit moved up somewhat slower compared to the previous year's period by 7.4 % from EUR 23.0 million to EUR 24.7 million, resulting in a decline of the operating margin from 11.4 % to 10.5 %.

Divisional Indicators MM Packaging (in accordance with IFRS, unaudited)

	1st Quarter		
(in millions of EUR)	2007	2006	+/-
Sales[1]	236.0	201.3	+17.2 %
Operating profit	24.7	23.0	+7.4 %
Operating margin (%)	10.5 %	11.4 %	
Tonnage processed (in thousands of tons)	162	130	+24.6 %

[1] including interdivisional sales

CONSOLIDATED INCOME STATEMENTS

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR, except per share data)	1st Quarter	
	Jan. 1 - Mar. 31, 2007	Jan. 1 - Mar. 31, 2006
Sales	421,347.3	377,001.5
Cost of sales	(322,379.2)	(285,805.4)
Gross margin	**98,968.1**	**91,196.1**
Other operating income	2,170.1	2,071.6
Selling and distribution expenses	(40,501.3)	(35,091.0)
Administrative expenses	(18,269.1)	(17,903.7)
Other operating expenses	(185.2)	(181.7)
Operating profit	**42,182.6**	**40,091.3**
Financial expenses	(2,178.1)	(1,227.1)
Financial income	3,388.2	1,857.4
Share of profit (loss) of associated companies	0.0	(76.7)
Other income (expenses) - net	(172.6)	(288.1)
Profit before tax	**43,220.1**	**40,356.8**
Income tax expense	(14,204.7)	(12,917.4)
Profit for the period	**29,015.4**	**27,439.4**
Attributable to:		
Shareholders of the Company	28,383.1	26,941.8
Minority interests	632.3	497.6
Profit for the period	**29,015.4**	**27,439.4**
Earnings per share for the profit attributable to the shareholders of the Company during the period:		
Basic and diluted (in EUR)	2.58	2.44

CONSOLIDATED BALANCE SHEETS

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR)

ASSETS	End of 1st Quarter Mar. 31, 2007	Year End Dec. 31, 2006
Property, plant and equipment	587,459.4	588,456.7
Investment property	2,028.5	2,067.1
Intangible assets including goodwill	53,509.5	53,791.6
Investments in associated companies	74.5	187.9
Available-for-sale financial assets	61,477.9	74,507.6
Other financial assets	15,105.3	14,663.7
Deferred income taxes	15,791.0	16,764.1
Non-current assets	**735,446.1**	**750,438.7**
Inventories	209,959.8	202,426.5
Trade receivables	226,539.8	199,673.1
Income tax receivables	8,698.9	16,133.6
Prepaid expenses and other current assets	32,021.7	34,875.1
Cash and cash equivalents	305,609.1	292,427.2
Current assets	**782,829.3**	**745,535.5**
TOTAL ASSETS	**1,518,275.4**	**1,495,974.2**
EQUITY AND LIABILITIES		
Share capital	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,213.4
Treasury shares	(54,516.5)	(54,477.3)
Retained earnings	651,572.6	623,189.5
Other reserves	1,681.6	3,504.4
Equity attributable to shareholders of the Company	**855,191.1**	**828,670.0**
Minority interests	29,967.3	28,023.5
Total equity	**885,158.4**	**856,693.5**
Interest bearing financial liabilities	117,248.3	115,701.4
Financial lease liabilities	1,807.5	1,825.5
Provisions for other non-current liabilities and charges	81,033.3	82,300.1
Deferred income taxes	43,792.2	45,841.8
Non-current liabilities	**243,881.3**	**245,668.8**
Interest bearing financial liabilities	96,011.8	98,828.0
Financial lease liabilities	502.5	685.0
Liabilities and provisions for income tax	14,939.1	22,419.5
Trade liabilities	145,375.6	158,432.0
Deferred income and other current liabilities	39,096.2	37,918.2
Provisions for other current liabilities and charges	93,310.5	75,329.2
Current liabilities	**389,235.7**	**393,611.9**
Total liabilities	**633,117.0**	**639,280.7**
TOTAL EQUITY AND LIABILITIES	**1,518,275.4**	**1,495,974.2**

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Condensed version in accordance with IFRS, unaudited)

	1st Quarter							
	Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves	Total	Minority interests	Total equity
Balance at January 1, 2007	**87,240.0**	**169,213.4**	**(54,477.3)**	**623,189.5**	**3,504.4**	**828,670.0**	**28,023.5**	**856,693.5**
Profit for the period				28,383.1		**28,383.1**	632.3	**29,015.4**
Profit (loss) directly recognized in equity, net of tax					(1,822.8)	**(1,822.8)**	(78.4)	**(1,901.2)**
Total profit for the period	**0.0**	**0.0**	**0.0**	**28,383.1**	**(1,822.8)**	**26,560.3**	**553.9**	**27,114.2**
Dividends paid						**0.0**	(21.7)	**(21.7)**
Capital contribution by minority interests						**0.0**	1,411.6	**1,411.6**
Business combinations and dispositions						**0.0**		**0.0**
Purchase of treasury shares			(39.2)			**(39.2)**		**(39.2)**
Balance at March 31, 2007	**87,240.0**	**169,213.4**	**(54,516.5)**	**651,572.6**	**1,681.6**	**855,191.1**	**29,967.3**	**885,158.4**
Balance at January 1, 2006	**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**
Profit for the period				26,941.8		**26,941.8**	497.6	**27,439.4**
Profit (loss) directly recognized in equity, net of tax					(2,886.9)	**(2,886.9)**	(16.8)	**(2,903.7)**
Total profit for the period	**0.0**	**0.0**	**0.0**	**26,941.8**	**(2,886.9)**	**24,054.9**	**480.8**	**24,535.7**
Dividends paid						**0.0**	(4.5)	**(4.5)**
Capital contribution by minority interests						**0.0**		**0.0**
Business combinations and dispositions						**0.0**	(2,512.0)	**(2,512.0)**
Purchase of treasury shares						**0.0**		**0.0**
Balance at March 31, 2006	**87,240.0**	**169,213.4**	**(53,100.8)**	**573,194.7**	**4,961.2**	**781,508.5**	**10,194.8**	**791,703.3**

CONSOLIDATED CASH FLOW STATEMENTS

(Condensed version in accordance with IFRS, unaudited)

	1st Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - Mar. 31, 2007**	Jan. 1 - Mar. 31, 2006
Cash flow from operating activities	21,501.4	25,184.2
Cash flow from investing activities	(6,926.2)	(33,696.6)
Cash flow from financing activities	(1,221.1)	(3,986.3)
Effect of exchange rate changes on cash and cash equivalents	(172.2)	(178.7)
Net change in cash and cash equivalents (< 3 months)	**13,181.9**	**(12,677.4)**
Cash and cash equivalents (< 3 months) at the beginning of the period	292,427.2	262,993.8
Cash and cash equivalents (< 3 months) at the end of the period	**305,609.1**	**250,316.4**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:		
Current and non-current available-for-sale financial assets	61,477.9	73,934.8
Total funds available to the Group	**367,087.0**	**324,251.2**

QUARTERLY OVERVIEW

(in accordance with IFRS, unaudited)

MAYR-MELNHOF GROUP

(consolidated in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	1st Quarter 2007
Sales	377.0	354.1	382.6	398.8	421.3
EBITDA	59.8	59.6	58.4	61.0	63.7
EBITDA margin (%)	15.9 %	16.8 %	15.3 %	15.3 %	15.1 %
Operating profit	40.1	39.4	37.8	41.3	42.2
Operating margin (%)	10.6 %	11.1 %	9.9 %	10.4 %	10.0 %
Profit before tax	40.4	38.6	38.9	42.4	43.2
Income tax expense	(13.0)	(11.5)	(12.8)	(14.6)	(14.2)
Profit for the period	27.4	27.1	26.1	27.8	29.0
Net profit margin (%)	7.3 %	7.7 %	6.8 %	7.0 %	6.9 %
Basic and diluted earnings per share (in EUR)	2.44	2.41	2.30	2.43	2.58

DIVISIONS

MM Karton

(in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	1st Quarter 2007
Sales[1]	204.0	196.3	201.1	207.4	219.7
Operating profit	17.1	16.9	14.1	16.9	17.5
Operating margin (%)	8.4 %	8.6 %	7.0 %	8.1 %	8.0 %
Tonnage produced (in thousands of tons)	388	384	400	381	407

MM Packaging

(in millions of EUR)	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006	1st Quarter 2007
Sales[1]	201.3	188.1	210.5	221.7	236.0
Operating profit	23.0	22.5	23.7	24.4	24.7
Operating margin (%)	11.4 %	12.0 %	11.3 %	11.0 %	10.5 %
Tonnage processed (in thousands of tons)	130	127	138	143	162

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

The half year report 2007 will be published on August 16, 2007.

MAYR-MELNHOF SHARES

Relative Performance of MM Shares 2006/2007 (December 29, 2005 = 100)



MM
ATX
MSCI (Europe/Container and Packaging)
160
150
140
130
120
110
100
90
80
Jan.
Feb
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct
Nov
Dec.
Jan.
Feb.
Mar.
Apr.

Share price (closing price)	
as of May 7, 2007	168.04
2007 High	174.17
2007 Low	138.05
Stock performance (Year-end 2006 until May 7, 2007)	+18.34 %
Number of shares issued	12 million
Market capitalization as of May 7, 2007 (in millions of EUR)	1,850.09
Trading volume (average per day Q1 2007 in millions of EUR)	6.27

SHARE SPLIT - CANCELLATION OF TREASURY SHARES

The 13th ordinary Shareholders' Meeting resolved on a two-for-one share split, thus doubling the Company's number of shares to 24 million. It was further resolved to cancel 2 million (after split) treasury shares by way of a simplified reduction of share capital. All details concerning these transactions will be communicated in time.

SHARE REPURCHASE PROGRAM

Since March 19, 2001, the Mayr-Melnhof Group has repurchased 990,207 own shares, which is equivalent to 8.3 % of the capital stock, for EUR 55.0 million including fees. The maximum repurchase volume is limited to 1.2 million shares (before split) or 10 % of the capital stock. Thus, a maximum of another 209,793 shares can be repurchased in the current buy back program lasting from December 18, 2006, to October 25, 2007. The 13th ordinary Shareholders' Meeting has authorized the Management Board to buy back own shares until October 25, 2008. All transactions are published on the Internet at www.mayr-melnhof.com.

EDITORIAL INFORMATION

Editor (publisher): Mayr-Melnhof Karton AG, Brahmsplatz 6, 1041 Vienna, Austria

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stephan Sweerts-Sporck
Investor Relations
Phone: +43/ 1 50136 91180
Fax: +43/ 1 50136 91195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

END